Mail Stop 3561

April 2, 2008

Gary C. Lewis
Chief Executive Officer
Uplift Nutrition, Inc.
4423 South 1800 West
Roy, UT 84067

>   **Re: Uplift Nutrition, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed March 20, 2008**
>   **File No. 000-52890**

Dear Mr. Lewis:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

William J. Kearns
Staff Accountant